September 11, 2008
BY EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Rufus Decker, Accounting Branch Chief

Re:	Form 10-K/A for the fiscal year ended December 31, 2007 Definitive Proxy Statement on Form 14A filed March 17, 2008 File No. 001-11311
Dear Mr. Decker:
     Our firm represents Lear Corporation, a Delaware corporation (the “Company”). We are submitting this letter on behalf of the Company in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated August 26, 2008, regarding the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2007 (the “Form 10-K”) and Definitive Proxy Statement on Form 14A, filed with the SEC on March 17, 2008 (the “Proxy Statement”). We have addressed your August 26, 2008 comment letter by reproducing each comment below and providing the Company’s response immediately following each comment.
FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.
      Response:
With respect to the Staff’s comments that request additional disclosures or other revisions, the responses below include the proposed revisions, substantially in the forms that will be reflected in the Company’s future annual and quarterly reports and proxy statements, as applicable.
Legal Proceedings, page 17
2.	Please disclose the types of relief sought in the various legal proceedings in which you are involved. See Item 103 of Regulation S-K.

Mr. Rufus Decker
Securities and Exchange Commission
September 11, 2008

      Response:
     In response to the Staff’s comment and in order to show the Staff what the revised legal proceedings disclosure will substantially look like in future filings, the Company has revised its most current legal proceedings disclosure, which is contained in the Company’s Form 10-Q for the fiscal quarter ended June 28, 2008 (the “Form 10-Q”) beginning on page 15 of the Form 10-Q, to disclose the types of relief sought in the various legal proceedings in which the Company was involved as of June 28, 2008 to the extent such disclosure was not already provided. In the revised disclosure set forth below, the Company has (i) underlined and bolded information added in response to the Staff’s comment, (ii) bolded disclosure of the types of relief sought in certain matters where such disclosure already was included in the Company’s legal proceedings disclosure and (iii) bolded and struck-through deleted language. Additionally, the Company acknowledges the Staff’s comment and will revise its future filings in a manner substantially consistent with the disclosure set forth below:
Commercial Disputes
     The Company is involved from time to time in legal proceedings and claims, including, without limitation, commercial or contractual disputes with its suppliers, competitors and customers. These disputes vary in nature and are usually resolved by negotiations between the parties.
     On January 26, 2004, the Company filed a patent infringement lawsuit against Johnson Controls Inc. and Johnson Controls Interiors LLC (together, “JCI”) in the U.S. District Court for the Eastern District of Michigan alleging that JCI’s garage door opener products infringed certain of the Company’s radio frequency transmitter patents. The Company is seeking a declaration that JCI infringes its patents, to enjoin JCI from further infringing those patents by making, selling or offering to sell its garage door opener products and an award of compensatory damages, attorney fees and costs. JCI counterclaimed seeking a declaratory judgment that the subject patents are invalid and unenforceable, and that JCI is not infringing these patents and an award of attorney fees and costs. JCI also has filed motions for summary judgment asserting that its garage door opener products do not infringe the Company’s patents and that one of the Company’s patents is invalid and unenforceable. The Company is pursuing its claims against JCI. On November 2, 2007, the court issued an opinion and order granting, in part, and denying, in part, JCI’s motion for summary judgment on one of the Company’s patents. The court found that JCI’s product does not literally infringe the patent, however, there are issues of fact that precluded a finding as to whether JCI’s product infringes under the doctrine of equivalents. The court also ruled that one of the claims the Company has asserted is invalid. Finally, the court denied JCI’s motion to hold the patent unenforceable. The opinion and order does not address the other two patents involved in the lawsuit and JCI’s motion for summary judgment has not yet been subject to a court hearing. On May 22, 2008, JCI filed a motion seeking reconsideration of the court’s ruling of November 2, 2007. On June 9, 2008, the Company filed its opposition to this motion and, on June 23, 2008, JCI filed its reply brief. A trial date has not been scheduled.
     After the Company filed its patent infringement action against JCI, affiliates of JCI sued one of the Company’s vendors and certain of the vendor’s employees in Ottawa County, Michigan Circuit Court on July 8, 2004, alleging misappropriation of trade secrets and disclosure of confidential information. The suit alleges that the defendants misappropriated and shared with the Company trade secrets involving JCI’s universal garage door opener product. JCI sought to enjoin the defendants from selling or attempting to sell a competing product and using or disclosing JCI’s confidential information and/or trade secrets, as well as compensatory and treble damages and attorney fees and costs. The Company was not a defendant in this lawsuit; however, the agreements between the Company and the

Mr. Rufus Decker
Securities and Exchange Commission
September 11, 2008

defendants contain customary indemnification provisions. The Company does not believe that its garage door opener product benefited from any allegedly misappropriated trade secrets or technology. However, JCI sought discovery of certain information which the Company believes is confidential and proprietary, and the Company intervened in the case as a non-party for the limited purpose of protecting its rights with respect to JCI’s discovery efforts. The parties to the lawsuit recently settled the litigation on a confidential basis. The settlement amount was immaterial.
     On June 13, 2005, The Chamberlain Group (“Chamberlain”) filed a lawsuit against the Company and Ford Motor Company (“Ford”) in the Northern District of Illinois alleging patent infringement. Two counts were asserted against the Company and Ford based upon two Chamberlain rolling-code garage door opener system patents. Two additional counts were asserted against Ford only (not the Company) based upon different Chamberlain patents. The Chamberlain lawsuit was filed in connection with the marketing of the Company’s universal garage door opener system, which competes with a product offered by JCI. JCI obtained technology from Chamberlain to operate its product. In October 2005, JCI joined the lawsuit as a plaintiff along with Chamberlain. In October 2006, Ford was dismissed from the suit. Chamberlain and JCI seek a declaration that the Company infringes Chamberlain’s patents, an order enjoining us from making, selling or attempting to sell products which, they alleged, infringe Chamberlain’s patents as well as compensatory damages and attorney fees and costs. JCI and Chamberlain filed a motion for a preliminary injunction, and on March 30, 2007, the court issued a decision granting plaintiffs’ motion for a preliminary injunction but did not enter an injunction at that time. In response, the Company filed a motion seeking to stay the effectiveness of any injunction that may be entered and General Motors Corporation (“GM”) moved to intervene. On April 25, 2007, the court granted GM’s motion to intervene, entered a preliminary injunction order that exempts the Company’s existing GM programs and denied the Company’s motion to stay the effectiveness of the preliminary injunction order pending appeal. On April 27, 2007, the Company filed its notice of appeal from the granting of the preliminary injunction and the denial of its motion to stay its effectiveness. On May 7, 2007, the Company filed a motion for stay with the Federal Circuit Court of Appeals, which the court denied on June 6, 2007. On February 19, 2008, the Federal Circuit Court of Appeals issued a decision in the Company’s favor that vacated the preliminary injunction and reversed the district court’s interpretation of a key claim term. A petition by JCI for a rehearing on the matter was denied on April 10, 2008. The case is now remanded to the district court. The Company intends to vigorously defend this matter through, among other things, a motion for summary judgment that was filed in June 2008.
Product Liability Matters
     In the event that use of the Company’s products results in, or is alleged to result in, bodily injury and/or property damage or other losses, the Company may be subject to product liability lawsuits and other claims. Such lawsuits generally seek compensatory damages, punitive damages and attorney fees and costs. In addition, the Company is a party to warranty-sharing and other agreements with its customers relating to its products. These customers may pursue claims against the Company for contribution of all or a portion of the amounts sought in connection with product liability and warranty claims. The Company can provide no assurances that it will not experience material claims in the future or that it will not incur significant costs to defend such claims. In addition, if any of the Company’s products are, or are alleged to be, defective, the Company may be required or requested by its customers to participate in a recall or other corrective action involving such products. Certain of the Company’s customers have asserted claims against the Company for costs related to recalls or other corrective actions involving its products. In certain instances, the allegedly defective products were supplied by tier II suppliers against whom the Company has sought or will seek contribution. The Company carries insurance for certain legal matters, including product liability claims, but such coverage

Mr. Rufus Decker
Securities and Exchange Commission
September 11, 2008

may be limited. The Company does not maintain insurance for product warranty or recall matters.
     The Company records product warranty liabilities based on its individual customer agreements. Product warranty liabilities are recorded for known warranty issues when amounts related to such issues are probable and reasonably estimable. In certain product liability and warranty matters, the Company may seek recovery from its suppliers that supply materials or services included within the Company’s products that are associated with the related claims.
     A summary of the changes in product warranty liabilities for the six months ended June 28, 2008, is shown below (in millions):

Balance as of January 1, 2008	$40.7
Expense, net	1.4
Settlements	(8.2)
Foreign currency translation and other	3.5

Balance as of June 28, 2008	$37.4

Environmental Matters
     The Company is subject to local, state, federal and foreign laws, regulations and ordinances which govern activities or operations that may have adverse environmental effects and which impose liability for clean-up costs resulting from past spills, disposals or other releases of hazardous wastes and environmental compliance. The Company’s policy is to comply with all applicable environmental laws and to maintain an environmental management program based on ISO 14001 to ensure compliance. However, the Company currently is, has been and in the future may become the subject of formal or informal enforcement actions or procedures.
     The Company has been named as a potentially responsible party at several third-party landfill sites and is engaged in the cleanup of hazardous waste at certain sites owned, leased or operated by the Company, including several properties acquired in its 1999 acquisition of UT Automotive, Inc. (“UT Automotive”). Certain present and former properties of UT Automotive are subject to environmental liabilities which may be significant. The Company obtained agreements and indemnities with respect to certain environmental liabilities from United Technologies Corporation (“UTC”) in connection with its acquisition of UT Automotive. UTC manages and directly funds these environmental liabilities pursuant to its agreements and indemnities with the Company.
     As of June 28, 2008 and December 31, 2007, the Company had recorded reserves for environmental matters of $3.1 million and $2.7 million, respectively. While the Company does not believe that the environmental liabilities associated with its current and former properties will have a material adverse effect on its business, consolidated financial position, results of operations or cash flows, no assurances can be given in this regard.
Other Matters
     In April 2006, a former employee of the Company filed a purported class action lawsuit in the U.S. District Court for the Eastern District of Michigan against the Company, members of its Board of Directors, members of its Employee Benefits Committee (the “EBC”) and certain members of its human resources personnel alleging violations of the Employment Retirement Income Security Act (“ERISA”)

Mr. Rufus Decker
Securities and Exchange Commission
September 11, 2008

with respect to the Company’s retirement savings plans for salaried and hourly employees. In the second quarter of 2006, the Company was served with three additional purported class action ERISA lawsuits, each of which contained similar allegations against the Company, members of its Board of Directors, members of its EBC and certain members of its senior management and its human resources personnel. At the end of the second quarter of 2006, the court entered an order consolidating these four lawsuits as In re: Lear Corp. ERISA Litigation. During the third quarter of 2006, plaintiffs filed their consolidated complaint, which alleges breaches of fiduciary duties substantially similar to those alleged in the four individually filed lawsuits. The consolidated complaint continues to name certain current and former members of the Board of Directors and the EBC and certain members of senior management and adds certain other current and former members of the EBC. The consolidated complaint generally alleges that the defendants breached their fiduciary duties to plan participants in connection with the administration of the Company’s retirement savings plans for salaried and hourly employees. The fiduciary duty claims are largely based on allegations of breaches of the fiduciary duties of prudence and loyalty and of over-concentration of plan assets in the Company’s common stock. The plaintiffs purport to bring these claims on behalf of the plans and all persons who were participants in or beneficiaries of the plans from October 21, 2004, to the present ~~and seek to recover losses allegedly suffered by the plans.~~ The consolidated complaint seeks a declaration that defendants breached their fiduciary duties and an order compelling defendants to restore to the plans all losses resulting from defendants’ alleged breach of those duties, as well as actual damages, attorney fees and costs. The consolidated complaint does not specify the amount of damages sought. During the fourth quarter of 2006, the defendants filed a motion to dismiss all defendants and all counts in the consolidated complaint. During the second quarter of 2007, the court denied defendants’ motion to dismiss and defendants’ answer to the consolidated complaint was filed in August 2007. On August 8, 2007, the court ordered that discovery be completed by April 30, 2008. During the first quarter of 2008, the parties exchanged written discovery requests, the defendants filed with the court a motion to compel plaintiffs to provide more complete discovery responses, which was granted in part and denied in part, and the plaintiffs filed their motion for class certification. In mid-April 2008, the parties entered into an agreement to stay all matters pending mediation. The mediation took place on May 12, 2008, but has not resulted in a settlement to date. Defendants took the named plaintiffs’ depositions in June 2008. Discovery closed on June 23, 2008, and defendants filed their opposition to plaintiffs’ motion for class certification on July 7, 2008. The plaintiffs have requested additional time for discovery, and the court has not yet ruled on that request. The Company will continue to vigorously defend the consolidated lawsuit.
     Between February 9, 2007 and February 21, 2007, certain stockholders filed three purported class action lawsuits against the Company, certain members of the Company’s Board of Directors and American Real Estate Partners, L.P. (currently known as Icahn Enterprises, L.P.) and certain of its affiliates (collectively, “AREP”) in the Delaware Court of Chancery. On February 21, 2007, these lawsuits were consolidated into a single action. The amended complaint in the consolidated action generally alleges that the AREP merger agreement with AREP Car Holdings Corp. and AREP Car Acquisition Corp. (collectively the “AREP Entities”) unfairly limited the process of selling the Company and that certain members of the Company’s Board of Directors breached their fiduciary duties in connection with the AREP merger agreement and acted with conflicts of interest in approving the AREP merger agreement. The amended complaint in the consolidated action further alleges that Lear’s preliminary and definitive proxy statements for the AREP merger agreement were misleading and incomplete, and that Lear’s payments to AREP as a result of the termination of the AREP merger agreement constituted unjust enrichment and waste. The amended complaint seeks injunctive relief, compensatory damages and attorneys fees and costs. On February 23, 2007, the plaintiffs filed a motion for expedited proceedings and a motion to preliminarily enjoin the transactions contemplated by the AREP merger agreement. On March 27, 2007, the plaintiffs filed an amended complaint. On

Mr. Rufus Decker
Securities and Exchange Commission
September 11, 2008

June 15, 2007, the Delaware court issued an order entering a limited injunction of Lear’s planned shareholder vote on the AREP merger agreement until the Company made supplemental proxy disclosure. That supplemental proxy disclosure was approved by the Delaware court and made on June 18, 2007. On June 26, 2007, the Delaware court granted the plaintiffs’ motion for leave to file a second amended complaint. On September 11, 2007, the plaintiffs filed a third amended complaint. On January 30, 2008, the Delaware court granted the plaintiffs’ motion for leave to file a fourth amended complaint leaving only derivative claims against the Lear directors and AREP based on the payment by Lear to AREP of a termination fee pursuant to the AREP merger agreement. The derivative claims seek recovery of the termination fee as well as attorney fees and costs. On March 14, 2008, the plaintiffs filed an interim petition for an award of fees and expenses related to the supplemental proxy disclosure. On April 14, 2008, the defendants filed a motion to dismiss the remaining claims in the fourth amended complaint. A hearing on both the defendants’ motion to dismiss and the plaintiffs’ interim fee petition was held on June 3, 2008. The Delaware court granted the plaintiffs’ interim fee petition, awarding the plaintiffs $800,000 in attorneys’ fees and expenses. The Delaware court intends to issue a written ruling on the defendants’ motion to dismiss. The Company believes that this lawsuit is without merit and intends to defend against it vigorously.
     Although the Company records reserves for legal disputes, product liability claims and environmental and other matters in accordance with SFAS No. 5, “Accounting for Contingencies,” the ultimate outcomes of these matters are inherently uncertain. Actual results may differ significantly from current estimates.
     The Company is involved from time to time in various other legal proceedings and claims, including, without limitation, commercial and contractual disputes, intellectual property matters, personal injury claims, tax claims and employment matters. Although the outcome of any legal matter cannot be predicted with certainty, the Company does not believe that any of these other legal proceedings or claims in which the Company is currently involved, either individually or in the aggregate, will have a material adverse effect on its business, consolidated financial position, results of operations or cash flows.
Management’s Discussion and Analysis
Covenants, page 44
3.	Please revise the title of your “consolidated operating profit” non-GAAP measure here and on page 88 so that it is not confusingly similar to titles or descriptions used for GAAP financial measures. Please refer to Item 10(e)(1)(ii)(E) of Regulations S-K.
     Response:
     “Consolidated operating profit” is a defined term under the Company’s amended and restated primary credit facility, which is incorporated by reference as an exhibit to the Form 10-K, and is used to determine covenant compliance under that primary credit facility. In response to comments received by the Staff with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2005 (the “2005 Form 10-K”), the Company revised its disclosure regarding consolidated operating profit to clearly disclose how it computes consolidated operating profit and provide a reconciliation of consolidated operating profit to net income (loss) calculated in accordance with generally accepted accounting principles (“GAAP”). The Company’s responses to the Staff’s comments with respect to the 2005 Form 10-K are attached hereto as Annex I for your convenience (see comment 3 to the July 19, 2006 letter and comment 1 to the August 7, 2006 letter), and such revised disclosure is set forth in the Form 10-K

Mr. Rufus Decker
Securities and Exchange Commission
September 11, 2008

beginning on pages 44 and 88. Additionally, the Company expressly states on pages 44 and 88 of the Form 10-K that consolidated operating profit is a non-GAAP financial measure that is presented not as a measure of operating results, but rather as a measure used to determine covenant compliance under the Company’s primary credit facility.
     The Company respectfully believes that its disclosure regarding the definition, computation and use of the measure consolidated operating profit, as revised pursuant to the Staff’s comments with respect to the 2005 Form 10-K, together with the reconciliation set forth beginning on pages 44 and 88 of the Form 10-K clearly indicate that consolidated operating profit is a non-GAAP measure. Therefore, the Company respectfully requests that the Staff reconsider this comment in light of the Company’s response.
4.	We note that the line item “other non-cash” items appears to be a significant reconciling item in your table on page 45; however, it is unclear what is included in the $55.2 million amount presented. Please revise the table here and on page 88 to provide separate line items for the more significant components included within “other non-cash items” for the year ended December 31, 2007.
     Response:
     The components included within “other non-cash items” reflect several items included in the definition of consolidated operating profit contained in the agreement governing the Company’s amended and restated primary credit facility. The Company has revised the table appearing on pages 45 and 88 of the Form 10-K to provide separate line items for the more significant components included within “other non-cash items” as shown below (in millions):

Year Ended
December 31,
2007
Consolidated operating profit	$990.6
Depreciation and amortization	(296.9)
Consolidated interest expense	(181.2)
Costs related to divestiture of interior business	(20.7)
Other expense, net (excluding certain amounts related to asset-backed securitization facility)	(41.5)
Restructuring charges (subject to $285 million limitation)	(73.3)
Other excluded items	1.4
Stock-based compensation expense	(28.1)
Other postretirement net periodic benefit cost less benefit payments (excluding certain amounts included in restructuring charges)	(18.3)
Amortization of deferred financing fees	(8.8)

Income before provision for income taxes, minority interests in consolidated subsidiaries, equity in net (income) loss of affiliates and cumulative effect of a change in accounting principle	$323.2

     Additionally, the Company acknowledges the Staff’s comment and will revise its future filings in accordance with this comment.

Mr. Rufus Decker
Securities and Exchange Commission
September 11, 2008

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 68
5.	The line item “other, net” comprises a significant portion of your net cash flows provided by operating activities for both the years ended December 31, 2007 and 2006. Please revise to provide separate line items for the more significant components currently included within “other, net”. Any remaining portion should be presented in two separate line items — one for other income and one for other expense.
      Response:
     In future filings, beginning with the Annual Report on Form 10-K for the fiscal year ending December 31, 2008 (the “2008 Form 10-K”), the Company will expand its consolidated statements of cash flows to include the disclosure of significant non-cash items, changes in other long-term liabilities and changes in other long-term assets as separate line items within the Company’s consolidated statements of cash flows. The more significant components included within “other, net” are shown below (in millions):

	Year Ended December 31,
	2007	2006	2005
Loss on extinguishment of debt	$—	$47.9	$—
Stock-based compensation	24.4	31.7	26.3
Changes in other long-term liabilities	85.3	47.3	20.4
Changes in other long-term assets	12.6	6.0	(12.9)
Other, net*	45.5	(19.7)	0.5

	$167.8	$113.2	$34.3

*	The components of “other, net” included above are primarily non-cash items, which are individually insignificant and accordingly will be presented in aggregate within the Company’s consolidated statements of cash flows.
Note 7 — Investments in Affiliates and Other Related Party Transactions, page 81
6.	We note your disclosure on page 82 that you have accounted for your ownership of affiliates with an ownership of 55% or more under the equity method because of certain approval rights granted to the minority shareholders. For each investment, please clarify the nature of the minority shareholder approval rights and how you considered paragraph 5 of FIN 46(R) in determining that these investments should be consolidated.
      Response:
     The affiliates in which the Company has an ownership interest of 55% or more are operating companies and were determined to be voting interest entities at inception or upon adoption of FASB Interpretation (“FIN”) No. 46(R), “Consolidation of Variable Interest Entities.” This determination was based on a review of the operating company’s capitalization structure, an assessment of the operating company’s ability to finance its operations without additional subordinated financial support, the decision-making ability of the equity investors, the existence of any non-substantive voting rights and whether the absorption of the operating company’s expected losses or returns by the holders of the equity investment at risk was limited in any manner. Further, the Company’s ability to control each of these operating

Mr. Rufus Decker
Securities and Exchange Commission
September 11, 2008

companies is limited by the following substantive participating rights (set forth below under the name of each operating company), as defined by Emerging Issues Task Force Issue (“EITF”) No. 96-16, “Investor’s Accounting for an Investee when the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights,” granted to the minority shareholder in the respective joint venture agreements. EITF No. 96-16 provides that minority rights that would allow the minority shareholder to effectively participate in certain corporate actions should be considered substantive participating rights and would overcome the presumption that the investor with a majority voting interest should consolidate its investee. These corporate actions include, but are not limited to, selecting, terminating and setting compensation of management responsible for implementing the investee’s policies and procedures and establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business.
      Honduras Electrical Distribution Systems S. de R.L. de C.V.
•	“the approval of the annual Business Plan and Budget for the Production LLC and longer term plans for the Production LLC;”

•	“the selection of key executives and officers for the Production LLC and the determination of salaries and fringe benefits to be paid to them;”

•	“capital expenditures in excess of $100,000, which are not specifically described and valued in the Business Plan and Budget.”
      Lear-Kyungshin Sales and Engineering LLC
•	“the approval of the annual Business Plan and Budget for the Sales and Engineering LLC and longer term plans for the Sales and Engineering LLC;”

•	“the selection of key executives and officers for the Production LLC and the determination of salaries and fringe benefits to be paid to them;”

•	“capital expenditures in excess of $100,000, which are not specifically described and valued in the Business Plan and Budget.”
      Shanghai Lear STEC Automotive Parts Co., Ltd.
•	“approval of the JVCO’s general principles for production and operation, annual budget, annual business plan, annual financial statements and profit distribution;”

•	“appointment or dismissal of the General Manager or the Deputy General Manager of JVCO;”

•	“determination of salary policy for JVCO’s employees;”

•	“approval of JVCO’s annual marketing and sales plan.”
      Chongqing Lear Chang’an Automotive Trim, Co., Ltd.
•	“approval of annum budget, financial statements and operation reports;”

•	“approval of annum production plan, sales plans and development plans;”

•	“employment and remuneration of the General Manager, Deputy General Manager and other officers of the JVC;”

•	“the salaries and welfare of the employees.”
      Lear Changan (Chongqing) Automotive System Co., Ltd.
•	“approval of annum budget, financial statements and operation reports;”

•	“approval of annum production plan, sales plans and development plans;”

Mr. Rufus Decker
Securities and Exchange Commission
September 11, 2008

•	“employment and remuneration of the General Manager, Deputy General Manager and other officers of the JVC;”

•	“the salaries and welfare of the employees.”
     In response to the Staff’s comment, the Company’s revised disclosure, which will be included in future filings, beginning with the 2008 Form 10-K, is set forth below:
     The Company’s investments in Honduras Electrical Distribution Systems S. de R.L. de C.V., Lear-Kyungshin Sales and Engineering LLC, Shanghai Lear STEC Automotive Parts Co., Ltd., Chongqing Lear Chang’an Automotive Trim, Co., Ltd. and Lear Changan (Chongqing) Automotive System Co., Ltd. are accounted for under the equity method. Each entity was determined to be a voting interest entity under the provisions of FASB Interpretation (“FIN”) No. 46(R), “Consolidation of Variable Interest Entities.” In addition, the Company lacks control over these entities as a result of certain approval rights granted to the minority shareholders, including required approval of the entity’s annual business plan and operating budget and the selection, termination and the compensation of key employees. The Company’s investment in International Automotive Components Group North America, LLC is accounted for under the equity method due to the Company’s ability to exert significant influence over the venture.
Note 14 — Segment Reporting, page 107
7.	Please revise your disclosures on page 110 to disclose the amount of goodwill both located in United States and located in foreign countries in which you hold assets. Please also separately state the amount of any material goodwill attributable to an individual foreign country. Please refer to paragraph 38(b) of SFAS 131.
      Response:
     The Company’s reporting units are (i) Seating — Americas, (ii) Seating — International, (iii) Electrical and Electronic — Americas and (iv) Electrical and Electronic — International. The Company generally records and maintains goodwill by reporting unit based on the business acquired. The majority of the Company’s acquisitions which have generated goodwill were significant multi-national acquisitions. The goodwill is associated with the business acquired, as a whole, and the Company does not allocate such goodwill to a particular country. As a result, the Company has not included goodwill with other long-lived assets in the disclosure of long-lived assets by country in Note 14, “Segment Reporting,” to the consolidated financial statements included in the Form 10-K. The Company respectfully requests that the Staff reconsider this comment in light of the Company’s response.
8.	As a related matter, please tell us the amount of goodwill attributed to your electrical and electronic segment as of December 31, 2007. We note your disclosures on page 55 that you have recently experienced a decline in the operating results of this segment; however, you do not believe that there was any goodwill impairment as of December 31, 2007. So that we may more fully understand your goodwill impairment analysis, please tell us the specific factors you considered in determining that no impairment existed and to the extent you relied upon a quantitative analysis of multiple factors, please more fully explain your quantitative analysis.

Mr. Rufus Decker
Securities and Exchange Commission
September 11, 2008

      Response:
     As discussed within the Company’s response to comment 7, the Electrical and Electronic segment has two reporting units with respect to Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”: Electrical and Electronic — Americas and Electrical and Electronic — International. The goodwill balances for these reporting units as of December 31, 2007, are shown below (in millions):

December 31,
2007
Electrical and Electronic — Americas	$3.8 *
Electrical and Electronic — International	952.7

*	On January 1, 2002, the Company recorded a pretax goodwill impairment charge of $214.5 million related to its Electrical and Electronic — Americas reporting unit in conjunction with the adoption of SFAS No. 142.
     The decline in operating results of the Company’s Electrical and Electronic segment in 2007 was attributable to the Americas reporting unit. As noted above, the majority of the Company’s Electrical and Electronic goodwill is attributable to the International reporting unit.
     Further, as described in Note 2, “Summary of Significant Accounting Policies — Impairment of Goodwill,” to the consolidated financial statements included in the Form 10-K, in conducting its impairment test, the Company compared the fair value of each of its reporting units to the related net book value. The Company utilized an income approach to estimate the fair value of each of its reporting units. The income approach is based on projected debt-free cash flow which is discounted to the present value using discount factors that consider the timing and risk of cash flows. The debt-free cash flow was based on the Company’s five-year business plan for the years ending December 31, 2008 through 2012, plus a residual period beginning in 2013. Fair value is estimated using recent automotive industry and specific platform production volume projections, which are based on both third-party and internally-developed forecasts, as well as commercial, wage and benefit, inflation and discount rate assumptions. Other significant assumptions include terminal value growth rates, terminal value margin rates, future capital expenditures and changes in future working capital requirements.
     In addition, the Company used a market approach to measure the soundness of the estimated fair value as determined by the above-noted income approach. Earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiples for the Company derived from the results of the income approach were compared to the EBITDA multiples of comparable companies whose stock is publicly traded. The market approach supported the results of the Company’s fair value as determined by the income approach.
     As the fair value of each reporting unit exceeded its related net book value, the Company concluded that there was no impairment of goodwill.
Controls and Procedures, page 125
9.	We note your statement that “because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurances that all control issues and instances of fraud, if any, within the company have been detected.” Please confirm to us, and in future filings, revise to state clearly, if true, that your disclosure controls and procedures

Mr. Rufus Decker
Securities and Exchange Commission
September 11, 2008

are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. See Section II, Part F(4) of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Period Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.
      Response:
     The Company confirms that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the Chief Executive Officer and the Chief Financial Officer of the Company concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2007. The Company acknowledges the Staff’s comment and will revise its future filings, if true, in a manner substantially consistent with the revised disclosure set forth below:
     The Company has evaluated, under the supervision and with the participation of the Company’s management, including the Company’s Chairman, Chief Executive Officer and President along with the Company’s Senior Vice President and Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this Report. The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. Based on the evaluation described above, the Company’s Chairman, Chief Executive Officer and President along with the Company’s Senior Vice President and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the desired control objectives were achieved as of the end of the period covered by this Report.
DEFINITIVE PROXY STATEMENT ON FORM 14A
Compensation Discussion and Analysis, page 20
10. Please disclose the following:
•	How your decisions regarding one compensation element affect decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K.
      Response:
     On page 22 of the Proxy Statement under the heading “Base Salary,” the Company disclosed that annual incentive targets in 2007 were set as a percentage of base salary (from 60% to 150% for named executive officers) and that target amounts of performance share grants were based on a fixed percentage of an executive’s base salary (25% or 50%). The Company went on to disclose that “because the amount of base salary can establish the range of potential compensation for other components, we take special care in establishing a base salary that is competitive and at a level commensurate with an executive’s experience, performance and job responsibilities.”

Mr. Rufus Decker
Securities and Exchange Commission
September 11, 2008

     The Company also disclosed on page 25 of the Proxy Statement under the heading “Long-Term Incentives” that base salaries and annual incentives for the Company’s executives have been competitive with those of executives within the Company’s comparator group but that the long-term compensation opportunities for the Company’s executives have lagged those of other companies in the comparator group. Consequently, the Company “attempted to mitigate this shortfall by marginally increasing the long-term incentive award opportunities in recent years.”
     Other than as described above, the Company treats the elements of compensation independently.
     The Company acknowledges the Staff’s comment and in future filings, the Company will continue to disclose how decisions regarding one compensation element affect decisions regarding other elements, as applicable and to the extent such filings require such disclosure.
•	Whether discretion can be or has been exercised to award compensation when the relevant performance goal has not been achieved or to increase or reduce the size of the award. If so, please identify the particular exercise of discretion and state whether it applied to certain named executive officers or to all compensation subject to the relevant performance goal. See Item 401(d)(2)(vi) of Regulation S-K.
      Response:
     As disclosed on page 24 of the Proxy Statement under the heading “Annual Incentives,” the Company’s Compensation Committee of its Board of Directors (the “Compensation Committee”) approved a supplemental discretionary bonus amount of $50,000 for Mr. Simoncini to reward his contributions prior to and in connection with his promotion to the position of Chief Financial Officer.
     The Compensation Committee did not otherwise exercise discretion in 2007 to increase or reduce the size of any award or to award compensation when a performance goal was not achieved. Under the terms of the Company’s Annual Incentive Compensation Plan (the “Bonus Plan”) and other performance awards, the Compensation Committee may exercise negative discretion to reduce awards. The Compensation Committee also has the authority, outside of the Bonus Plan and the other performance awards, to pay, on a discretionary basis, amounts in excess of those provided under the Bonus Plan and the other performance awards.
     The Company acknowledges the Staff’s comment and in future filings, the Company will continue to disclose the exercise of discretion by the Compensation Committee to award compensation when the relevant performance goal has not been achieved or to increase or reduce the size of any award, as applicable and to the extent such filings require such disclosure.

Mr. Rufus Decker
Securities and Exchange Commission
September 11, 2008

•	Your policies and decisions regarding the adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the payment or award. See Item 402(b)(viii) of Regulation S-K.
      Response:
     The Company does not have a formal policy, beyond the requirements of Section 304 of the Sarbanes-Oxley Act of 2002, regarding the adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the payout or award.
     The Company acknowledges the Staff’s comment and in future filings, the Company will disclose its policies and decisions regarding the adjustment or recovery of awards or payments in this regard, as applicable and to the extent required in such filings.
11.	Please refer to the last paragraph of Section II.B.1 in Release No. 33-8732A, which states that a principal executive officer’s compensation should be discussed separately where the policy or decisions for that executive officer are materially different. In future filings, please revise your Compensation Discussion and Analysis section to discuss in more detail your principal executive officer’s compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.
      Response:
     On page 23 of the Proxy Statement under the heading “Base Salary,” the Company disclosed the reasons for Mr. Rossiter’s increase in base salary during 2007, including “to reflect his increased role in assuming direct oversight of our global business units and his additional position of President” and because “Mr. Rossiter had declined any salary increase for the past several years and that his salary as compared to the Chief Executive Officers of comparator group companies was no longer competitive nor commensurate with his responsibilities and contributions.” In addition, on page 23 of the Proxy Statement under the heading “Annual Incentives,” the Company disclosed that target bonus opportunity for an executive officer “generally increases as his ability to affect the company’s performance increases” and that “as an executive’s responsibilities increase, his variable compensation in the form of an annual incentive bonus, which is dependent on company performance, generally makes up a larger portion of the executive’s total compensation.” Finally, on page 26 of the Proxy Statement under the heading “Performance Share Awards,” the Company disclosed that Mr. Rossiter received a larger grant of performance shares, relative to other executives, “because his ability to influence the performance of the Company is greater and the Compensation Committee believes his incentive based compensation should reflect his role. In addition, Mr. Rossiter has traditionally received a lower portion of his total compensation in the form of fixed amounts of base salary relative to our other executives in order to link more closely his compensation to the performance of the Company.”
     The Company acknowledges the Staff’s comment and in future filings, the Company will continue to discuss its principal executive officer’s compensation separately where the policies or decisions for such officer are materially different that those for other executive officers, as applicable and to the extent required by such filings. For ease of reference, the Company also will include all such disclosure in a single location under one heading in future filings, as applicable.

Mr. Rufus Decker
Securities and Exchange Commission
September 11, 2008

     If you should have any questions or comments about any of the items responded to in this letter, please call me at (312) 558-5723.

Sincerely,
/s/ Bruce A. Toth
Bruce A. Toth

cc:	Matthew J. Simoncini Terrence B. Larkin

Annex I
Lear Responses to Staff Comments Regarding the 2005 Form 10-K
See attached.

July 19, 2006
BY FEDERAL EXPRESS AND EDGAR
Mr. Rufus Decker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Lear Corporation

Form 10-K for the Fiscal Year ended December 31, 2005 Form 10-Q for the Fiscal Quarter ended April 1, 2006 File No. 1-11311
Dear Mr. Decker:
Set forth below are the responses of Lear Corporation (the “Company”) to the comments contained in the letter of the Staff of the Securities and Exchange Commission (the “Commission”), dated July 7, 2006, relating to the Company’s Form 10-K for the Fiscal Year ended December 31, 2005 (the “Form 10-K”) and Form 10-Q for the Fiscal Quarter ended April 1, 2006 (the “Form 10-Q”). For convenience of reference, the text of the comments in the Staff’s letter has been reproduced herein.
Form 10-K for the year ended December 31, 2005
General
Comment No. 1:
Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings.
Response:
With respect to the Staff’s comments that request additional disclosures or other revisions, our responses below include the proposed revisions, substantially in the forms that will be reflected in our future filings.

Mr. Decker
July 19, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
Comment No. 2:
Please discuss and quantify the composition of the amounts in segment earnings of your Other category. Please also discuss the underlying reasons for variations in segment earnings of your Other category. Please also enhance the disclosures of segment earnings in the Other category in your segment footnote. Please refer to paragraph 32 of SFAS 131.
Response:
Costs included within the Other category consist of unallocated corporate headquarters costs of $167.4 million and geographic headquarters costs of $9.1 million, as well as the elimination of intercompany activity of $30.3 million, for the year ended December 31, 2005. Corporate and geographic headquarters costs include various support functions, such as information technology, purchasing, corporate finance, executive administration and human resources. Our revised disclosure for Management’s Discussion and Analysis of Financial Conditions and Results of Operations, as well as for the Segment Reporting note, is set forth below.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Other —
A summary of the financial measures for our other category, which is not an operating segment, is shown below (dollar amounts in millions):

For the year ended December 31,	2005	2004

Net sales	$—	$—
Segment earnings (1)	(206.8)	(209.7)
Margin	N/A	N/A

(1)	See definition above.
Our Other category includes corporate and geographic headquarters, as well as the elimination of intercompany activity. Corporate and geographic headquarters costs include various support functions, such as information technology, purchasing, corporate finance, executive administration and human resources. Segment earnings related to our other category were ($207) million for the year ended December 31, 2005, as compared to ($210) million for the year ended December 31, 2004, largely due to a decrease in compensation-related expenditures.

Mr. Decker
July 19, 2006

Note 11. “Segment Reporting”
Corporate and geographic headquarters costs include various support functions, such as information technology, purchasing, corporate finance, executive administration and human resources.
A reconciliation of segment income before goodwill impairment charges, interest, other expense, provision for income taxes, minority interests in consolidated subsidiaries and equity in net (income) loss of affiliates to income (loss) before provision for income taxes, minority interests in consolidated subsidiaries and equity in net (income) loss of affiliates is shown below (in millions):

For the year ended December 31,	2005	2004

Segment income before goodwill impairment charges, interest, other expense, provision for income taxes, minority interests in consolidated subsidiaries and equity in net (income) loss of affiliates	$312.2	$978.1
Corporate and geographic headquarters and elimination of intercompany activity	(206.8)	(209.7)

Consolidated income before goodwill impairment charges, interest, other expense, provision for income taxes, minority interests in consolidated subsidiaries and equity in net (income) loss of affiliates	105.4	768.4
Goodwill impairment charges	1,012.8	—
Interest expense	183.2	165.5
Other expense, net	38.0	38.6

Income (loss) before provision for income taxes, minority interests in consolidated subsidiaries and equity in net (income) loss of affiliates	$(1,128.6)	$564.3

Liquidity and Financial Condition, page 36
Covenants, page 38
Comment No. 3:
From your disclosure it is not clear how you derived consolidated operating profit. Please disclose how you computed the consolidated operating profit amount and the leverage and interest coverage ratios as of December 31, 2005. See also Question 10 of our June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
Response:
For the purpose of the covenant calculation, consolidated operating profit is generally defined as net income excluding income taxes, interest expense, depreciation and amortization expense, other income and expense, minority interests in income of subsidiaries in excess of net equity earnings in affiliates, certain restructuring and other non-recurring charges, extraordinary gains and losses and other specified non-cash items. The leverage ratio is calculated as the ratio of consolidated indebtedness to consolidated operating profit. For the purpose of the covenant calculation, consolidated indebtedness is defined as reported debt, net of cash and excludes

Mr. Decker
July 19, 2006

transactions related to our asset-backed securitization and factoring facilities. The interest coverage ratio is calculated as the ratio of consolidated operating profit to consolidated interest expense. For the purpose of the covenant calculation, consolidated interest expense is generally defined as interest expense plus any discounts or expenses related to our asset-backed securitization facility less amortization of deferred finance fees and interest income. Our revised disclosure is set forth below:
Covenants —
The amended and restated primary credit facility contains operating and financial covenants that, among other things, could limit our ability to obtain additional sources of capital. The principal financial covenants require that we maintain a leverage ratio of not more than 3.75 to 1 as of December 31, 2005, 3.50 to 1 as of April 1, 2006 and 3.25 to 1 as of the end of each quarter thereafter and an interest coverage ratio of not less than 3.5 to 1 as of the end of each quarter. These ratios are calculated on a trailing four quarter basis. Our failure to comply with the financial covenants in our amended and restated primary credit facility could have a material adverse effect on our liquidity and operations.
The leverage and interest coverage ratios, as well as the related components of their computation, are defined in the amended and restated primary credit facility, which is incorporated by reference as an exhibit to this Report. The leverage ratio is calculated as the ratio of consolidated indebtedness to consolidated operating profit. For the purpose of the covenant calculation, (i) consolidated indebtedness is defined as reported debt, net of cash and excludes transactions related to our asset-backed securitization and factoring facilities and (ii) consolidated operating profit is generally defined as net income excluding income taxes, interest expense, depreciation and amortization expense, other income and expense, minority interests in income of subsidiaries in excess of net equity earnings in affiliates, certain restructuring and other non-recurring charges, extraordinary gains and losses and other specified non-cash items. Consolidated operating profit is a non-GAAP financial measure that is presented not as a measure of operating results, but rather as a measure used to determine covenant compliance under our primary credit facility. The interest coverage ratio is calculated as the ratio of consolidated operating profit to consolidated interest expense. For the purpose of the covenant calculation, consolidated interest expense is generally defined as interest expense plus any discounts or expenses related to our asset backed securitization facility less amortization of deferred finance fees and interest income. As of December 31, 2005, we were in compliance with all covenants and other requirements set forth in our amended and restated primary credit facility. Our leverage and interest coverage ratios were 2.7 to 1 and 4.2 to 1, respectively. The amended and restated primary credit facility does not require accelerated repayment in the event of a decline in our credit ratings (see “— Credit Ratings”).
Financial Statements
Consolidated Statements of Cash Flows, page 59
Comment No. 4:
You disclosed the net cash provided by operating activities before net change in sold accounts receivable subtotal in your statements of cash flows. This subtotal is considered a non-GAAP financial measure. Non-GAAP measures are not permitted in your financial statements. Please remove this subtotal. See Item 10(e)(l)(ii)(C) of Regulation S-K.

Mr. Decker
July 19, 2006

Response;
We will remove the net cash provided by operating activities before net change in sold accounts receivable subtotal from our statements of cash flows and will reclassify previously filed financial statements to comply with this disclosure in future filings. The revised cash flows from operating activities sections of the statements of cash flows are set forth below.

For the year ended December 31,	2005	2004
Cash Flows from Operating Activities:
Net income (loss)	$(1,381.5)	$422.2
Adjustments to reconcile net income to net cash provided by operating activities —
Goodwill impairment charges	1,012.8	—
Fixed asset impairment charges	97.4	3.0
Deferred tax provision (benefit)	44.7	8.7
Equity in net (income) loss of affiliates	51.4	(2.6)
Depreciation and amortization	393.4	355.1
Net change in recoverable customer engineering and tooling	(112.5)	(32.5)
Net change in working capital items	9.7	(62.4)
Net change in sold accounts receivable	411.1	(70.4)
Other, net	34.3	54.8

Net cash provided by operating activities	560.8	675.9

Note 2 — Summary of Significant Accounting Policies, page 60
Comment No. 5:
Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•	in MD&A that your gross profit may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in another line item, such as selling, general and administrative expenses.

Mr. Decker
July 19, 2006

Response:
Expenses included in the cost of sales line item include material, labor and overhead costs associated with the manufacture and distribution of our products. Inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of our distribution network are included in the cost of sales line item.
Expenses included in the selling, general and administrative expenses line item include selling, research and development and administrative costs not directly associated with the manufacture and distribution of our products.
Our revised disclosure is set forth below.
Cost of Sales and Selling, General and Administrative Expenses
Cost of sales includes material, labor and overhead costs associated with the manufacture and distribution of our products. Distribution costs include inbound freight costs, purchasing and receiving costs, inspection costs, warehousing costs and other costs of our distribution network. Selling, general and administrative expenses include selling, research and development and administrative costs not directly associated with the manufacture and distribution of our products.
Property, Plant and Equipment, page 61
Comment No. 6:
Based on your magnitude of your investments in property, plant and equipment, please disclose your accounting policy for repairs and maintenance expense. Please also disclose your accounting policy for planned major maintenance expenses and the information required by EITF D-88, if applicable.
Response:
Costs associated with repairs and maintenance activities are expensed as incurred. Generally, given the nature of our production processes, our assets do not require major maintenance. As a result, we have not, nor do we expect to, incur costs related to planned major maintenance activities. Our revised disclosure is set forth below.
Property, Plant and Equipment
Costs associated with the repair and maintenance of the Company’s property, plant and equipment are expensed as incurred. Costs associated with improvements which extend the life, increase the capacity or improve the efficiency or safety of the Company’s property, plant and equipment are capitalized and depreciated over the remaining life of the related asset.
Note 8 — Income Taxes, page 78
Comment No. 7:
You disclosed that you recorded an increase in related tax reserves of $45.3 million and that these reserves are reflected in the other component of the tax rate reconciliation table in 2005,

Mr. Decker
July 19, 2006

which appears on page 78. Please tell us the total amount of the tax reserves you have recorded as of December 31, 2005 and June 30, 2006. Please tell us the nature of these reserves, the circumstances that resulted in these amounts being recorded and when you expect to resolve the tax issues that required these reserves.
Response:
The total amount of tax reserves recorded was $118.9 million and $117.7 million as of December 31, 2005 and April 1, 2006, respectively. While we have not yet completed our second quarter 2006 financial statements, we do not anticipate a significant change in our tax reserves.
We operate in multiple jurisdictions throughout the world, and our tax returns are periodically audited or subject to review by both domestic and foreign tax authorities. We review our income tax positions on a continuous basis and record a tax reserve when we believe a liability is probable and can be reasonably estimated in accordance with paragraph 8 of Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies.” The nature of the tax exposures for which we have established tax reserves include the allocation of income and deductions among various tax jurisdictions, tax credits and valuation issues. Additionally, interest and penalties, where applicable, are included in the tax reserves. The tax issues that resulted in these tax reserves will be resolved on an item by item basis upon the occurrence of certain events, which may include the resolution of tax audits and the expiration of the statute of limitations for the relevant taxing authority to examine our tax position. In addition, the tax reserves may be affected by changes in tax laws, the issuance of new or proposed regulations or the availability of new information that impacts a tax exposure item.
Note 10 — Commitments and Contingencies, page 85
Comment No. 8:
Please disclose whether you have accrued your estimated exposure to loss arising from the Seton litigation. If you have not, please also tell us your basis in GAAP for not doing so. Please refer to SFAS 5.
Response:
We have accrued the full amount of the judgment entered against us, as well as the award of prejudgment interest. Our revised disclosure is set forth below.
On January 29, 2002, Seton Company (“Seton”), one of the Company’s leather suppliers, filed a suit alleging that the Company had breached a purported agreement to purchase leather from Seton for seats for the life of the General Motors GMT 800 program. Seton filed the lawsuit in the U.S. District Court for the Eastern District of Michigan seeking compensatory and exemplary damages totaling approximately $96.5 million, plus interest, on breach of contract and promissory estoppel claims. In May 2005, this case proceeded to trial, and the jury returned a $30.0 million verdict against the Company. On September 27, 2005, the Court denied the Company’s post-trial motions challenging the judgment and granted Seton’s motion to award prejudgment interest in the amount of approximately $4.7 million. The full amount of the judgment and the prejudgment interest have been recorded in the Company’s consolidated financial statements. The Company is appealing the

Mr. Decker
July 19, 2006

judgment and the interest award. Post-judgment interest, while the appeal is pending, continues to be recorded in interest expense in the Company’s consolidated financial statements.
Comment No. 9:
Please also disclose whether you believe that the resolution of the pending and threatened environmental litigation and other legal proceedings will have a material adverse effect on your cash flows.
Response:
We do not believe that the resolution of the pending and threatened environmental litigation and other legal proceedings will have a material adverse effect on our cash flows. Our revised disclosure is set forth below.
     Environmental Matters
As of December 31, 2005 and December 31, 2004, the Company had recorded reserves for environmental matters of $5.0 million and $5.9 million, respectively. While the Company does not believe that the environmental liabilities associated with its current and former properties will have a material adverse effect on its business, consolidated financial position, results of operations or cash flows, no assurances can be given in this regard.
     Other Matters
The Company is involved in certain other legal actions and claims arising in the ordinary course of business, including, without limitation, commercial disputes, intellectual property matters, personal injury claims, tax claims and employment matters Although the outcome of any legal matter cannot be predicted with certainty, the Company does not believe that any of these other legal proceedings or matters in which the Company is currently involved, either individually or in the aggregate, will have a material adverse effect on its business, consolidated financial position, results of operations or cash flows.
Form 10-Q for the quarter ended April 1, 2006
Comment No. 10:
Please address the comments above in your interim filings as well.
Response:
The revisions proposed in this letter, based on the staff’s comments, will be reflected in our future annual and quarterly reports. In addition, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Decker
July 19, 2006

If you have any questions or need additional information, please feel free to contact me at 248-447-1513.
****

Very truly yours,
/s/ James H. Vandenberghe
James H. Vandenberghe
Vice Chairman and Chief Financial Officer

Cc:	Gus Rodriguez, SEC Staff Accountant Daniel A. Ninivaggi, Lear Corporation’s Senior Vice President, Secretary and General Counsel

August 7, 2006
BY FEDERAL EXPRESS AND EDGAR
Mr. Rufus Decker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
     RE:  Lear Corporation
Form 10-K for the Fiscal Year ended December 31, 2005
Form 10-Q for the Fiscal Quarter ended April 1, 2006
File No. 1-11311
Dear Mr. Decker:
Set forth below are the responses of Lear Corporation (the “Company”) to the comments contained in the letter of the Staff of the Securities and Exchange Commission (the “Commission”), dated July 28, 2006, relating to the Company’s Form 10-K for the Fiscal Year ended December 31, 2005 (the “Form 10-K”) and Form 10-Q for the Fiscal Quarter ended April 1, 2006 (the “Form 10-Q”). For convenience of reference, the text of the comments in the Staff’s letter has been reproduced herein.
Form 10-K for the year ended December 31, 2005
Liquidity and Financial Condition, page 36
Covenants, page 38
Comment No. 1:
We have reviewed your response to comment 3. Your response indicates that you believe information about your covenants is material to an investor’s understanding of your financial condition and/or liquidity. We continue to believe that reconciliations should be provided in order for investors to understand how these debt covenants are calculated. For example, for the leverage ratio, we would expect you to provide a reconciliation of consolidated operating profit to net income (loss) calculated in accordance with GAAP and as presented in your statements of

Mr. Decker
August 7, 2006

operations as well as a reconciliation of consolidated indebtedness to debt calculated in accordance with GAAP and as presented in your balance sheet. Similar reconciliations should be provided for the interest coverage ratio and any other ratios presented as well. Please revise your disclosures and show us supplementally what your revised disclosures will look like.
Response:
Our revised disclosure is set forth below.
Reconciliations of (i) consolidated indebtedness to reported debt, (ii) consolidated operating profit to income before provision for income taxes and cumulative effect of a change in accounting principle and (iii) consolidated interest expense to reported interest expense are shown below (in millions):

July 1,
2006

Consolidated indebtedness	$2,122.4
Cash and cash equivalents	250.6
Restricted cash	68.6

Reported debt	$2,441.6

	Three months	Six Months
	Ended	Ended
	July 1, 2006	July 1, 2006

Consolidated operating profit	$255.3	$443.5
Depreciation and amortization	(103.5)	(201.3)
Consolidated interest expense	(51.4)	(97.3)
Other expense, net (excluding certain costs related to asset-backed securitization facility)	(22.8)	(12.9)
Restructuring charges	(19.2)	(44.2)
Impairment charges	(10.1)	(10.1)
Other non-cash items	(16.8)	(31.4)

Income before provision for income taxes and cumulative effect of a change in accounting principle	$31.5	$46.3

Consolidated interest expense	$51.4	$97.3
Certain costs related to asset-backed securitization facility	(2.8)	(4.4)
Amortization of deferred financing fees	2.4	4.5
Bank facility and other fees	2.2	3.5

Reported interest expense	$53.2	$100.9

Note 8 — Income Taxes, page 78
Comment No. 2:
We have reviewed your response to comment 7. You have recorded income tax reserves in accordance with SFAS 5 when you believe that a liability is probable and can be reasonably estimated. In future filings, please ensure that you classify reserves associated with income tax

Mr. Decker
August 7, 2006

uncertainties as either current liabilities or long-term liabilities and that reserves associated with income tax uncertainties are not combined with deferred tax liabilities or assets. Please ensure that you comply with the accounting and disclosures required by FIN 48 upon its adoption. Please also disclose in each of your upcoming 1934 Act filings the information required by SAB Topic 11:M regarding the impact that FIN 48 will have on your financial statements.
Response:
In our future filings, we will continue to classify reserves associated with income tax uncertainties as either current or long-term liabilities and not as a component of deferred tax assets or liabilities. Our revised disclosure is set forth below.
Reserves associated with income tax uncertainties are included in either accrued liabilities or other long-term liabilities and are not included as a component of deferred tax assets or liabilities.
Further, we will comply with the accounting and disclosure requirements of FIN 48 upon its adoption. Our disclosure related to the information required by SAB Topic 11:M regarding the impact of FIN 48 on our financial statements is set forth below.
The FASB issued Interpretation (“FIN”) No. 48 “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of FIN 48, we must review all of our uncertain tax positions and make a determination as to whether our position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a position meets the more-likely-than-not criterion, then the related tax benefit is measured based on the cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of this interpretation on our financial statements.
Form 10-Q for the quarter ended April 1, 2006
General
Comment No. 3:
Please address the comments above in your interim filings as well.
Response:
The revisions proposed in this letter, based on the Staff’s comments, will be reflected in our future annual and quarterly reports.

Mr. Decker
August 7, 2006

If you have any questions or need additional information, please feel free to contact me at 248-447-1513.
****

Very truly yours,
/s/ James H. Vandenberghe
James H. Vandenberghe
Vice Chairman and Chief Financial Officer

Cc:	Gus Rodriguez, SEC Staff Accountant Daniel A. Ninivaggi, Lear Corporation’s Senior Vice President, Secretary and General Counsel

[LEAR LETTERHEAD]
September 11, 2008
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Rufus Decker, Accounting Branch Chief

Re:	Lear Corporation Form 10-K/A for the fiscal year ended December 31, 2007 Definitive Proxy Statement on Form 14A filed March 17, 2008 File No. 001-11311
     In connection with responding to comments from the Securities and Exchange Commission (the “Commission”), Lear Corporation (the “Company”) acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Yours truly, LEAR CORPORATION
By:	/s/ Matthew J. Simoncini
	Name:	Matthew J. Simoncini
Its: Senior Vice President and Chief Financial Officer